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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                                         Commission File Number  000-27847
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                                         Cusip Number 469830 10 3
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                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  June 30, 2000
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

                      Jacobson Resonance Enterprises, Inc.
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Full name of registrant

                                      N/A
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Former name if applicable

                            8200 Jog Road, Suite 100
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Address of principal executive office (STREET AND NUMBER)

                          Boynton Beach, Florida 33437
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City, state and zip code


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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b)[Sec. 23,047], the following should be completed. (Check box if appropriate.)

 [X] (a)   |   The reasons described in reasonable detail in Part III of this
           |   form could not be eliminated without unreasonable effort or
           |   expense;
           |
 [X] (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-L, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and [Amended in Release No. 34-26589
               SS.72,435), effective April 12, 1989, 54 F.R. 10306.]
           |
 [ ] (c)   |   The accountant's statement or other exhibit required by Rule
           |   12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (SS.72,439), effective August 13, 1992, 57 FR 36442.] (Attach Extra
Sheets if Needed)

         Jacobson Resonance Enterprises, Inc., a Nevada corporation (the "Registrant"), has not, without unreasonable effort or expense, been able to complete its Form 10-QSB for the quarter ended June 30, 2000, by the close of business on August 15, 2000. Management of the Registrant has focused its recent efforts on the Company's transition from a development stage company to an operating company, and on its upcoming Annual Meeting of Shareholders, to be held on August 31, 2000.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Frank A. Chaviano                561                 752-4141
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attached Extra Sheet No. 1

                      Jacobson Resonance Enterprises, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 15, 2000                 By  /s/ Jerry I. Jacobson
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                                       Jerry I. Jacobson, President

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS.232,201 or SS.232,202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T SS.232.13(b) of this chapter). [Added in Release No. 34-31905 (SS. 85,111), effective April 26, 1993, 58 FR
         14628; and Release No. 34-35113 (SS. 85,475), effective January 30, 1995, 59 F.R. 67752].


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                           ATTACHED EXTRA SHEET NO. 1

         Explanation for Item 3, Part IV - The expected loss for the three months ended June 30, 2000, based on financial statements that are subject to completion of the auditors' review, is $335,693, as compared to a loss for the three months ended June 30, 1999, of $187,863, an increase of $147,830 or 78.7%. The increase in the loss primarily results from an increase in general and administrative expenses of $152,254. The expected loss for the six months ended June 30, 2000, based on financial statements that are subject to completion of the auditors' review, is $1,037,014, as compared to a loss for the six months ended June 30, 1999, of $2,740,330, a decrease of $1,703,316 or 62.2%. The decrease in the loss primarily results from a one-time, non-cash interest expense of $2,089,099 during the second quarter of 1999 that was the result of the Company's sale of convertible debentures and warrants to purchase common stock in early June 1999, which was partially offset by an increase in general and administrative expenses of $359,273. Management of the Registrant thinks that the final reviewed losses for the three months and six months ended June 30, 2000, should not be materially different from the expected losses for those periods.


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